Filed by TD Ameritrade Holding Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TD Ameritrade Holding Corporation
Commission File No.: 0-49992
This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 8, 2009 (the “Merger Agreement”), by and among TD AMERITRADE Holding Corporation (“TD Ameritrade”), Tango Acquisition Corporation One (“Merger Sub One”), a wholly owned subsidiary of TD Ameritrade, Tango Acquisition Corporation Two (“Merger Sub Two”), a wholly owned subsidiary of TD Ameritrade, and thinkorswim Group Inc. (“thinkorswim”).
May 8, 2009
SEC Reviews Complete, SWIM Shareholder Meeting Set
This week, we took a few steps closer to completion of the thinkorswim acquisition.
The SEC has completed its review of the registration statement, which means thinkorswim will be mailing its proxy to shareholders in advance of their shareholder meeting, set for June 9. We hope to be able to close the deal very quickly after the meeting, assuming all additional regulatory approvals and other conditions have been satisfied.
We will continue to keep you updated on this process.

As always, we want to address your questions and concerns about the integration. To the right, you’ll find a “Submit Question” link. Just click on the green box and send us your question. We’ll address as many questions as possible in future issues.

Below are a few questions we’ve received so far:
Q: Once the working teams are solidified, can thinkorswim leadership publish resource usage that will be needed for the integration?
A: The Integration Team, along with various T2 (TD AMERITRADE’s technology group) and thinkorswim resource managers, are working on a comprehensive resource planning process to accurately understand the resource needs for the integration.
Q: How can everyone learn about the products and services of both companies?
A: One easy way for Associates of both firms to educate themselves is by visiting the thinkorswim, TD AMERITRADE and Investools web sites, where you will find useful information about the products and services of both firms. We are also holding demonstrations and culture sharing events at various offices across the country.
Q: How will TD AMERITRADE clients access the thinkorswim trading platform?
A: After close, select clients will be invited to access a web page on the TD AMERITRADE secure site where they will see a description of modified thinkorswim software, which will be able to work with their TD AMERITRADE account, and a link where they can download the application. More information about the modified thinkorswim trading platform will be shared in an upcoming Integration Update.

Additional Information and Where to Find It
In connection with the proposed acquisition of thinkorswim Group Inc., TD AMERITRADE has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus of thinkorswim Group Inc. TD AMERITRADE and thinkorswim each plan to file with the SEC other documents regarding the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to shareholders of thinkorswim.

INVESTORS AND SECURITY HOLDERS OF THINKORSWIM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by TD AMERITRADE and thinkorswim through the Web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from TD AMERITRADE by contacting TD AMERITRADE Investor Relations at www.amtd.com under the Investor Relations heading, or by mail at TD AMERITRADE Investor Relations, 4211 S. 102 Street, Omaha, NE 68124, or by telephone at (800) 237-8692 or from thinkorswim by contacting thinkorswim Investor Relations at www.thinkorswim.com under the Investor Relations heading, or by mail at thinkorswim Group Inc., Investor Relations, 13947 Minuteman Drive, Draper, UT 84020, or by telephone at (612) 201-2363.
Participants in the thinkorswim Acquisition
TD AMERITRADE and thinkorswim, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the Proxy Statement/Prospectus described above. Additional information regarding TD AMERITRADE’s directors and executive officers is contained in TD AMERITRADE’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on January 6, 2009. Additional information regarding thinkorswim’s directors and executive officers is contained in thinkorswim’s annual report on form 10-K, which was filed with the SEC on March 16, 2009. These documents are available free of charge at the SEC’s Web site at www.sec.gov and from TD AMERITRADE by contacting TD AMERITRADE Investor Relations at www.amtd.com under the Investor Relations heading, or by mail at TD AMERITRADE Investor Relations, 4211 S. 102 Street, Omaha, NE 68124, or by telephone at (800) 237-8692 or from thinkorswim by contacting thinkorswim Investor Relations at www.thinkorswim.com under the Investor Relations heading, or by mail at thinkorswim Group Inc., Investor Relations, 13947 Minuteman Drive, Draper, UT 84020, or by telephone at (612) 201-2363.
TD AMERITRADE, Inc., member FINRA/SIPC is a subsidiary of TD AMERITRADE Holding Corporation. thinkorswim, Inc., member FINRA/SIPC/NFA is a subsidiary of thinkorswim Holdings, Inc., which is a subsidiary of thinkorswim Group, Inc.